(An Exploration-Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2012

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. for the six months ended June 30, 2012 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	June 30, 2012	December 31, 2011

ASSETS

Current

Cash and cash equivalents (Note 3)	$ 42,965,161	$ 19,394,059
Receivables (Note 4)	1,308,729	389,291
Prepaid expenses	79,442	62,268
	44,353,332	19,845,618

Non-current
Equipment (Note 5)	226,817	92,814
Investment in associated company (Note 6)	1,994,538	1,247,640
Exploration and evaluation assets (Note 7)	1,747,809	1,747,809
	$ 48,322,496	$ 22,933,881

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 932,608	$ 610,408

EQUITY
Share capital (Note 9)	64,303,324	36,633,992
Commitment to issue shares (Note 9)	102,041	-
Share based compensation reserve	4,414,786	4,374,657
Warrant reserve	9,485,203	4,855,108
Accumulated other comprehensive loss	(615,539)	(599,777)
Deficit	(30,299,927)	(22,940,507)
	47,389,888	22,323,473

	$ 48,322,496	$ 22,933,881

Nature of operations (Note 1)

Contingencies and commitments (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on August 21, 2012

“Greg Smith”

Director

“Marcel de Groot”

Director

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

OPERATING EXPENSES
Depreciation	$ 3,096	$ 3,302	$ 7,809	$ 7,771
Directors’ fees	19,494	20,439	40,742	44,939
Exploration and development expenses (Note 8)	2,508,349	1,648,662	4,657,074	2,217,925
Foreign exchange	15,694	2,923	24,741	12,109
Investor relations and shareholder information	109,154	129,499	192,845	232,042
Office costs	94,169	60,204	185,828	141,051
Professional fees	1,009,736	91,728	1,105,964	164,855
Salaries and administration fees	197,386	126,932	388,561	336,081
Share based payment	158,370	500,396	158,370	500,396
Transfer agent and regulatory fees	69,661	40,707	86,872	78,255
Travel and related costs	11,020	3,607	11,020	12,670
LOSS BEFORE OTHER ITEMS	(4,196,129)	(2,628,399)	(6,859,826)	(3,748,094)

OTHER ITEMS
Equity in loss of associated company	(333,582)	(442,275)	(737,340)	(849,556)
Interest income	95,593	28,086	210,895	55,472
Miscellaneous income	10,122	19,355	26,851	22,327
	(227,867)	(394,834)	(499,594)	(771,757)
NET LOSS FOR THE PERIOD	(4,423,996)	(3,023,233)	(7,359,420)	(4,519,851)

OTHER COMPREHENSIVE LOSS
Share of other comprehensive loss of associate	(17,937)	-	(15,762)	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$ (4,441,933)	$ (3,023,233)	$ (7,375,182)	$ (4,519,851)

Basic and diluted earnings/(loss) per share	$ (0.08)	$ (0.05)	$ (0.14)	$ (0.08)

Weighted average number of shares outstanding, basic and diluted	52,938,035	57,229,921	52,097,266	57,133,161

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Six months ended
	June 30,
	2012	2011

CASH FLOWS FROM (TO)

OPERATIONS
Net loss for the period	$ (7,359,420)	$ (4,519,851)

Items not affecting cash:
Depreciation	7,809	7,771
Depreciation in exploration expense	8,134	7,970
Equity in loss of associated company	737,340	849,556
Gain on disposal of equipment	(9,747)	(14,683)
Share based payment	158,370	500,396

Changes in non-cash working capital items:
Receivables	(919,438)	(39,083)
Prepaid expenses	(17,174)	(42,380)
Accounts payable and accrued liabilities	322,200	13,048
	(7,071,926)	(3,237,256)

INVESTING
Equipment	(151,393)	(35,223)
Investment in associated company	(1,500,000)	-
Proceeds on disposal of equipment	11,194	14,683
	(1,640,199)	(20,540)

FINANCING
Shares issued for cash	34,752,000	1,129,725
Shares issued costs	(2,468,773)	-
	32,283,227	1,129,725
Change in cash and cash equivalents in the period	23,571,102	(2,128,071)
Cash and cash equivalents, beginning of period	19,394,059	10,179,671

Cash and cash equivalents, end of period	$ 42,965,161	$ 8,051,600

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian Dollars - Unaudited)

	Six Months Ended June 30
	2012	2011

Share capital
Beginning of period	$ 36,633,992	$ 45,137,136
Exercise of share options	34,500	670,000
Re-classify share based payment reserve on exercise of options	16,200	298,051
Exercise of warrants	700,000	459,725
Re-classify warrant reserve on exercise of warrants	102,213	67,129
Exercise of special warrants	28,914,875	-
Special warrants issue costs	(2,098,456)	-

End of period	64,303,324	46,632,041

Commitment to issue shares
Beginning of period	-	-
Restricted share units granted	102,041	-
End of period	102,041	-

Share based compensation reserve
Beginning of period	4,374,657	4,145,753
Share based compensation	56,329	500,396
Share options exercised	(16,200)	(298,051)
End of period	4,414,786	4,348,098

Warrant reserve
Beginning of period	4,855,108	4,922,237
Re-classified to share capital on exercise	(102,213)	(67,129)
Warrants issued on special warrant exercise	5,102,625	-
Special warrants issue costs allocated to warrant reserve	(370,317)	-
End of period	9,485,203	4,855,108

Accumulated other comprehensive loss
Beginning of period	(599,777)	-
Share of other comprehensive loss of associated company	(15,762)	-
End of period	(615,539)	-

Deficit
Beginning of period	(22,940,507)	(39,485,847)
Loss for the period	(7,359,420)	(4,519,851)
End of period	(30,299,927)	(44,005,698)

Total equity	$ 47,389,888	$ 11,829,549

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

1.

NATURE AND CONTINUANCE OF OPERATIONS

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Colombia) and its principal business activities are the acquisition, exploration and development of mineral exploration properties.  The condensed consolidated interim financial statements of the Company as at and for the period ended June 30, 2012, comprise the Company and its subsidiaries.  Esperanza is the ultimate parent.  Esperanza’s principal property interest is its 100% owned Cerro Jumil Project located in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future profitable production or proceeds from the disposition of the mineral properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated annual financial statements for the year ended December 31, 2011.  The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of August 21, 2012 the date the Board of Directors approved the statements.

3.

CASH AND CASH EQUIVALENTS

	June 30, 2012 $	December 31, 2011 $

Cash	1,431,872	324,753
Short-term bank deposits	41,533,289	19,069,306
	42,965,161	19,394,059

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

4.

RECEIVABLES

	June 30, 2012 $	December 31, 2011 $

Current

Accounts receivable	1,308,729	389,291

The Company’s receivables are comprised mainly of value added tax recoverable in both Mexico and Canada.

5.

EQUIPMENT

	Office $	Computer $	Vehicles $	Total $
Cost
As at December 31, 2011	60,230	77,277	89,599	227,106
Additions	698	5,158	145,537	151,393
Disposal	-	-	(28,784)	(28,784)
De-recognition	(31,906)	(42,570)	-	(74,476)
As at June 30, 2012	29,022	39,865	206,352	275,239

Accumulated Depreciation
As at December 31, 2011	34,087	60,122	40,083	134,292
Additions	4,670	5,012	6,261	15,943
Disposal	-	-	(27,337)	(27,337)
De-recognition	(31,906)	(42,570)	-	(74,476)
As at June 30, 2012	6,851	22,564	19,007	48,422

Net book value
As at December 31, 2011	26,143	17,155	49,516	92,814
As at June 30, 2012	22,171	17,301	187,345	226,817

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

6.

INVESTMENT IN ASSOCIATED COMPANY

At June 30, 2012 Esperanza held an approximate 26% interest in Global Minerals Ltd. (“Global”).    In the first quarter of 2012 Esperanza participated in a Global private placement and acquired 3,333,333 shares for $1,500,000 and now holds 28,906,517 common shares of Global which had a fair value of $9,250,085 at quarter-end.  The carrying value of this investment has been reduced each quarter since initial acquisition as Esperanza records its share of Global’s comprehensive loss.  The following table summarizes the change in the carrying value of the Company’s investment in Global:

	June 30, 2012	December 31, 2011

Investment in Global, beginning of period	$ 1,247,640	$ 2,894,157

Investment in Global shares	1,500,000	1,143,973
Equity in Global’s estimated comprehensive loss for the period	(753,102)	(2,790,490)
Investment in Global, end of period	$ 1,994,538	$ 1,247,640

The following is a summary of Global’s estimated financial position at June 30:

	2012	2011

Current assets	$ 13,365,000	$ 1,503,000
Long-term assets	4,153,000	3,230,000
Current liabilities	(624,000)	(277,000)
Net Assets	$ 16,894,000	$ 4,456,000

7.

EXPLORATION AND EVALUATION ASSETS

	June 30, 2012	December 31, 2011

Cerro Jumil – Mexico	$ 1,643,358	$ 1,643,358
El Canario - Mexico	50,328	50,328
Pucarana – Peru	33,195	33,195
Utcucochia – Peru	10,330	10,330
Other minor properties - Peru	10,598	10,598

	$ 1,747,809	$ 1,747,809

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

7.

EXPLORATION AND EVALUATION ASSETS (continued)

(a)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty.  The Company is currently conducting additional drilling and working on optimizing metallurgical testing and design in order to prepare for a feasibility study.

(b)

El Canario, Mexico

On October 18, 2011 the Company entered into an option agreement to acquire two mineral concessions, which combined with two mineral concessions owned by the Company form the El Canario property.  In order to acquire the two mineral concessions, Esperanza paid US$50,000 on signing the agreement and must make additional payments totaling US$440,000 on the property on or before October 18, 2016. Esperanza must make its next cash payment of US$20,000 by October 18, 2012 in order to keep the option in good standing.  The property is subject to a 2% net smelter returns royalty of which 1% can be purchased for US$500,000 or the full 2% net smelter returns royalty can be purchased for US$1,000,000.

(c)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru.  The Company incurred exploration expenditures in excess of the US$650,000 requirement on the property and exercised its option to acquire a 51% interest.  The exploration expenditures in excess of US$650,000 were subject to the proportionate contribution rules of the agreement and Estrella elected not to contribute their share of the excess expenditures.  As a result Esperanza’s interest in the property increased to 60% and Estrella was diluted to 40%.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

8.

EXPLORATION AND DEVELOPMENT EXPENSE

Exploration and development expenditures incurred for the six months ended June 30, 2012 were as follows:

	Mexico		Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	Lourdes	Other & General	Total

Assays	$ 203,518	$ 14,682	$ -	$ -	$ 409	$ 8,819	$ 162	$ 227,590
Community programs	-	-	-	-	3,878	1,226	49	5,153
Consulting	18,734	-	545	-	201	96,452	22,339	138,271
Contract services	447,939	29,202	-	-	-	13,785	-	490,926
Drilling	2,467,500	-	-	-	-	-	-	2,467,500
Engineering	26,810	-	-	-	-	-	-	26,810
Environmental / permitting	-	-	2,485	2,485	-	-	-	4,970
Feasibility Studies	60,837	-	-	-	-	-	-	60,837
Field costs	163,318	44,956	31	-	182	1,504	400	210,391
Office & administrative	55,224	-	20	359	25	148	1,568	57,344
Property tax	25,814	16,795	-	-	7,928	17,718	45,275	113,530
Salaries and benefits	192,224	33,978	1,767	54	17,550	88,051	177,227	510,851
PEA	5,576	-	-	-	-	-	-	5,576
Road and access costs	87,655	37,848	102	-	19	22	-	125,646
Travel	96,191	6,940	2,594	-	2,035	7,254	12,057	127,071
Vehicles	47,308	9,345	3,743	-	1,961	3,584	18,667	84,608
	$ 3,898,648	$ 193,746	$ 11,287	$ 2,898	$ 34,188	$ 238,563	$ 277,744	$ 4,657,074

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

8.

EXPLORATION AND MINE DEVELOPMENT EXPENSE (continued)

Exploration expenditures incurred for the six months ended June 30, 2011 were as follows:

	Mexico		Peru
	Cerro Jumil	Other	Pucarana	Colqui Orcco	Pucara	Lourdes	Other & General	Total

Assays	$ 59,425	$ 7,160	$ 5,634	$ 1,617	$ -	$ -	$ 880	$ 74,716
Community programs	1,240	-	1,920	2,814	2,374	-	-	8,348
Consulting	15,436	-	13,253	31,146	1,002	3,200	8,236	72,273
Contract services	338,281	23,730	170,299	44	-	-	-	532,354
Drilling	332,090	-	45,460	190,440	-	-	-	567,990
Engineering	6,373	-	-	-	-	-	-	6,373
Environmental / permitting	618	-	7,626	6,373	-	-	-	14,617
Feasibility Studies	21,733	3,248	-	-	-	-	-	24,981
Field costs	92,240	33,062	32,576	75,783	444	-	1,153	235,258
Office & administrative	-	-	865	496	46	-	2,251	3,658
Property tax	14,729	21,887	18,269	9,350	-	-	13,839	78,074
Salaries and benefits	59,950	27,547	109,164	135,020	14,379	746	47,460	394,266
PEA	15,967	-	-	-	-	-	-	15,967
Road and access costs	31,144	-	-	-	-	-	-	31,144
Travel	1,369	906	30,555	16,187	768	-	11,143	60,928
Vehicles	40,619	5,620	18,790	12,589	1,234	-	18,126	96,978
	$ 1,031,214	$ 123,160	$ 454,411	$ 481,859	20,247	$ 3,946	$ 103,088	$ 2,217,925

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

9.

EQUITY

(a)

Issued and outstanding

Number of Shares

Balance at December 31, 2011	51,032,321

Exercise of special warrants	27,214,000
Exercise of warrants	400,000
Exercise of options	50,000
Balance June 30, 2012	78,696,321

The Company completed a private placement of 27,214,000 special warrants (“Special Warrants”) in May 2012 at a price of $1.25 per Special Warrant for aggregate gross proceeds of $34 million (the “Offering”).  The Offering was conducted through a syndicate of agents (the “Agents”).   As consideration for their services in connection with the Offering, the Company paid the Agents a cash commission equal to 6% of the proceeds of the Offering.  Each Special Warrant consisted of a unit (“Unit”) composed of one common share and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $1.80 per share until May 24, 2017.  Subsequent to the closing of the Offering, Esperanza filed a short form prospectus.  The prospectus qualified the distribution of the 27,214,000 Units of the Company issuable upon the automatic exercise of the previously issued Special Warrants. As a result of the automatic exercise of the Special Warrants, the Company issued 27,214,000 common shares and 13,607,000 common share purchase warrants.  The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.

The issue price of the Special Warrants was allocated to the common shares and warrants based on their relative fair values.  The closing price of Esperanza shares on May 24, 2012 was $1.06 and the fair value of a full warrant was $0.38 based on a Black Scholes option pricing model calculation with the following inputs: a share price of $1.06, and exercise price of $1.80, an expected life of 5 years, a risk-free interest rate of 1.31%, a dividend yield of 0% and a share price volatility of 57%.  As a result of the relative fair value calculation, $1.06 of the issue price was allocated to the shares and $0.19 was allocated to the half warrant in each Special Warrant unit.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

9.

EQUITY (continued)

(b)

Share options

The continuity of share purchase options for the six months ended June 30, 2012 is as follows:

	June 30,2012
	Number of stock options	Weighted average exercise price ($/option)

Outstanding, beginning of period	3,826,000	1.35
Granted	2,800,000	1.25
Exercised	(50,000)	0.69
Outstanding, end of period	6,576,000	1.31

	Stock options outstanding		Stock options exercisable
Exercise prices ($)	Number	Weighted average remaining life (years)	Number	Weighted average exercise price ($/option)

0.69 – 1.01	600,000	2.58	475,000	0.74
1.25 – 1.91	5,976,000	3.60	3,176,000	1.47
	6,576,000	3.50	3,651,000	1.36

(c)

Restricted share units

The continuity of restricted share units for the six months ended June 30, 2012 is as follows:

	Balance			Expired /	Balance
Expiry Date	Dec 31, 2011	Granted	Exercised	Cancelled	June 30, 2012

12-June-17	-	3,225,000	-	-	3,225,000

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

9.

EQUITY (continued)

(d)

Share purchase warrants

The continuity of share purchase warrants for the six months ended June 30, 2012 is as follows:

	Exercise	Balance				Balance
Expiry Date	Price	Dec 31 2011	Issued	Exercised	Expired	Jun 30, 2012

16-Feb-12	1.75	3,694,800		(400,000)	(3,294,800)	-
4-Mar-12	1.75	300,000	-	-	(300,000)	-
22-Dec-12	2.75	2,926,900	-	-	-	2,926,900
22-Dec-12	2.75	135,946	-	-	-	135,946
24-May-17	1.80		13,607,000	-	-	13,607,000
		7,057,646	13,607,000	(400,000)	(3,594,800)	16,669,846
Weighted average
exercise price		$2.18	$1.80	$1.75	$1.75	$1.97

(e)

Share based compensation

In June 2012 the Company granted 2,800,000 share purchase options to certain directors, officers, employees and consultants with an exercise price of $1.25 and an expiry date of June 12, 2017.  Of this grant, 600,000 of the options vest at the rate of 200,000 every 6 months from the grant date and the remainder vest at the rate of 733,333 options at each anniversary of the grant date, over three years.  The options have been measured on a fair value basis using the Black-Scholes option pricing model, with the following weighted-average assumptions:

2012

Expected dividend yield	0%
Expected stock price volatility	53%
Risk-free interest rate	1.1%
Expected life of options in years	3.0
Weighted average grant date fair value	$0.71

Based on these inputs, the Company recorded share based compensation expense of $56,329 with the offsetting amount credited to share based compensation reserve.

In June 2012 the Company granted 3,225,000 restricted share units (“RSU’s”) to certain officers and employees.  The RSU’s vest over three years on each anniversary of the grant date, with one-third of the total grant vesting each year.  The RSU’s were valued at $1.05, the closing price of the Company’s shares on the date of the grant.  The Company is accruing the expense over the vesting periods and

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

9.

EQUITY (continued)

recorded $102,041 of share based compensation for the quarter ended June 30, 2012 with the offsetting credit to commitment to issue shares.

10.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties. Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Peru	Total
June 30, 2012
Non-current assets	$ 2,008,471	$ 1,839,223	$ 121,470	$ 3,969,164

December 31, 2011
Non-current assets	$ 1,263,412	$ 1,693,686	$ 131,165	$ 3,088,263

11.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	For the six months ended June 30
	2012	2011

Salaries and fees	430,543	295,089
Share based payments	144,552	208,632
	$ 575,095	$ 503,721

Related party assets and liabilities

	Service or item	As at June 30, 2012	As at December 31, 2011

Amounts due from management	Travel advances	$ -	$ 8,555
Amounts due from associated company	Reimbursable expenses	63,896	54,316
Amounts due to management	Directors’ fees	19,494	17,753
Amounts due to management	Reimbursable expenses	9,121	21,426

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

11.

RELATED PARTY TRANSACTIONS (continued)

During the six months ended June 30, 2012 the Company paid $102,600 (2011 - $98,400) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At June 30, 2012, the Company was indebted to Seabord in the amount of $nil (2011 - $nil).  At June 30, 2012 Esperanza had a deposit for future services with Seabord amounting to $10,000 (December 31, 2011 - $10,000) which was included in prepaid expenses.  During the six months ended June 30, 2012 Esperanza incurred $46,244 (2011 - $Nil) in consulting and administrative fees to Pathway Capital Limited (“Pathway”), a management company which has a director in common.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  At June 30, 2012 there was a balance due to Pathway of $6,459.  All balances due to related parties are included in accounts payable and accrued liabilities.

12.

FINANCIAL AND CAPITAL RISK MANAGEMENT

a)

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2012 the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos and Peruvian sols:

	US$	Mexican Pesos	Peruvian Sols
Cash and cash equivalents	859,900	1,485,300	5,200
Receivables	62,300	13,045,100	9,700
Accounts payable and accrued liabilities	(1,638,800)	(1,514,800)	(50,800)
Net exposure	(716,600)	13,015,600	(35,900)

Canadian dollar equivalent	$ (734,600)	$ 990,500	$ (13,800)

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

12.

FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Based on the above net exposures as at June 30, 2012 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 24,200 (2011 - $20,100) in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at June 30, 2012 are mainly held in savings accounts and term deposits and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 12 (b).

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in savings accounts and term deposits and therefore there is currently minimal interest rate risk.

b)

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties.  Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk.  In the management of capital, the Company includes the components of shareholders’ equity as well as cash.  The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.  The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.  The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

 For the six months ended June 30, 2012 and 2011

13.

CONTINGENCIES AND COMMITMENTS

Severance Provision

As the result of management changes which were announced in May, certain employees of the Company may be subject to the Company’s Employment Termination Compensation Plan (the “Plan”).  According to the terms of the Plan the Company may have to pay or accrue severance payments to a maximum of approximately $1.2 million by December 31, 2012.

Office Lease

At June 30, 2012, the Company had a commitment on an office lease in Denver which expires December 31, 2012.  The estimated total rent payable on the remaining portion of the lease is US$ 36,900.

14.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

June 30, 2012
Financial assets	Loans and receivables

Cash and cash equivalents	$ 42,965,161
Receivables	1,308,729

$ 44,273,890

December 31, 2011
Financial assets	Loans and receivables

Cash and cash equivalents	$ 19,394,059
Receivables	389,291

$ 19,783,350

The carrying value of its financial assets approximates their fair value as at June 30, 2012 due to their short term maturity.  The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities.  The total other liabilities outstanding at June 30, 2012 was $932,608 (December 31, 2011 - $610,408).  The carrying value of its financial liabilities approximates their fair value as at June 30, 2012 due to their short term maturity.  Cash and cash equivalents are measured at fair value using Level 1 inputs.